UNITED COMMUNITY BANKS, INC.
125 Highway 515 East
Blairsville, Georgia 30512

March 18, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Community Banks, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-155377)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United Community Banks, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-3, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement is being withdrawn as a result of the Company’s current ineligibility to register securities on registration statements on Form S-3.  Further, the United States Department of the Treasury (“Treasury”) has waived the obligation of the Company to keep the Registration Statement continuously effective for purposes of registering for resale, the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase common stock of the Company, which were issued to Treasury under Treasury’s Troubled Assets Relief Program – Capital Purchase Program.

The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.  The Company requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If the Commission has any questions or requires any additional information, please do not hesitate to contact James W. Stevens of Kilpatrick Townsend & Stockton LLP, the Company’s outside counsel, at (404) 815-6500.  We thank you in advance for your assistance with this matter.

Sincerely,

UNITED COMMUNITY BANKS, INC.

By:	/s/ Rex S. Schuette
Executive Vice President and
Chief Financial Officer

Cc:	James W. Stevens, Esq.
Kilpatrick Townsend & Stockton LLP